December 21, 2020

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Attn: Alan Campbell

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NTN Buzztime, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 21, 2020
File No. 333-249249

Mr. Campbell:

On behalf of NTN Buzztime, Inc. (the “Company”), this letter is being submitted in response to the letter dated December 9, 2020 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”). For convenience, the text of each comment in the Comment Letter is set out in bold text followed by a response.

On our about the date hereof, the Company filed an amendment to the Registration Statement (“Amendment No. 2”) which incorporates the changes made in response to the Staff’s changes as indicated below.

Prospectus Summary, Page 7

1.	We note your response to prior comment 3 and your updated disclosure in the Risk Factors and Brooklyn Business sections. Please also update your Prospectus Summary section, where appropriate, to explain that there is no guarantee that the FDA will review IRX-2 or Brooklyn’s other product candidates on an expedited timeline and that fast track and orphan drug designations are not a guarantee of eventual FDA approval.

Response: The requested change has been made in response to the Staff’s comment. See page 7 of Amendment No. 2.

NYSE American Listing, page 15

2.	Please revise here and on the cover page to indicate when you will file the initial listing application and whether the NYSE American’s determination will be known at the time that shareholders are asked to vote on the Merger Agreement.

Response: The requested change has been made in response to the Staff’s comment. See the cover page and page 15 of Amendment No. 2.

Opinion of NTN Financial Advisor

Comparable Public Company Analysis, page 112

3.	We note your response to prior comment 13; however, it appears you have revised the Comparable M&A Transactions Analysis and not revised the Comparable Public Company Analysis. Accordingly, please revise your Comparable Public Company Analysis disclosure to explain why Newbridge selected a characteristic (i.e., “past Phase II of U.S. FDA trials”) that does not appear to apply to Brooklyn or possibly to the four comparable public companies listed in the table at the top of page 113.

Response: The applicable disclosure has been revised in response to the Staff’s comment. See page 112 of Amendment No. 2.

IRX-2 Technology, page 172

4.	We note your response to prior comment 20. Please revise your disclosure on page 172 to identify the data or study which suggests IRX-2 reduces the immune suppression that is often seen in the cancer tumor microenvironment. To the extent that your statement is based on the INSPIRE Study, please further revise to clarify, if true, that this study did not involve a statistically significant sample size and identify, as applicable, any other material limitations or factors that make the matter speculative or add uncertainty.

Response: As requested, additional disclosure has been added to the draft of Amendment No. 2 (on page 171) to identify the data or study that suggests that IRX-2 reduces the immune suppression that is often seen in the cancer tumor mircroenvironment and to indicate that the sample size in the studies were not statistically significant. That said, Brooklyn continues to believe that the data obtained to date suggests what is stated in this section.

Historical Background of the Inspire Study, page 174

5.	We note your statement that pronounced lymphocytic infiltration was seen in some tumors in the Phase 2a clinical trial of IRX-2, which would be linked to enhanced immune response. Please revise your disclosure to state how many patients had lymphocytic infiltration and to explain briefly how lymphocytic infiltration is linked to an enhanced immune response.

Response: Brooklyn believes that the disclosure already includes the information requested by the Staff’s comment.

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6.	We note your statement that some tumors showed decrease in overall size in the Phase 2a clinical trial of IRX-2 while some tumors increased in size. Please revise your disclosure to indicate how many patients experienced tumor shrinkage and how many patients increased tumor growth. We further note your statement that the tumor measurement findings “support the safety of the neoadjuvant regimen.” Safety is a determination that is solely within the purview of the FDA or similar foreign regulators. Please revise this statement to remove the claim that your product candidate may be found to be safe.

Response: Brooklyn believes that the disclosure already includes the information requested by the Staff’s comment.

Brief Descriptions of Investigator Sponsored Studies, page 176

7.	We note your response to prior comment 22 and updated disclosure. Please revise your disclosure to include the primary and secondary endpoints of each trial, rather than referring readers to the clinicaltrials.gov website.

Response: In response to the Staff’s comments, we have added information to the disclosure (on pages 174 and 175) to identify the primary and secondary endpoints of each investigator sponsored trial.

8.	We note your response to prior comment 23 and your revised disclosure indicating that Phase 1 trials test both safety and efficacy. Clarify, if true, that the purpose of Phase 1 trials is to evaluate the treatment’s safety, determine a safe dosage range, and identify side effects and that it is not designed or powered to assess efficacy.

Response: Language has been added on page 174 in response to the Staff’s comment.

License and Royalty Agreements, page 177

9.	We note your response to prior comment 17 and your updated disclosure in the Brooklyn Business section describing Brooklyn’s license and royalty agreements. Please revise your description of each agreement, as applicable, to disclose:

●	To the extent that Brooklyn has any continuing obligations (including milestone payments) pursuant to each agreement beyond the royalty payments, please describe these obligations;
●	The duration and termination provisions for each agreement;
●	The royalty term and any royalty term expiration provisions;

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With reference to the disclosure on page F-74, please revise your description of the USF License Agreement to indicate whether any payments are owed in addition to the $150,000 paid on August 13, 2020.

Response: The requested changes have been made on pages 177 and page F-74 of Amendment No. 2.

Brooklyn Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Royalties on Product Sales, page 194

10.	We note your response to prior comment 26. Please update the “Royalties on Product Sales” subsection to include a cross-reference to the location in the Brooklyn Business section where these agreements are described.

Response: The requested cross-reference has been added on page 193 of Amendment No. 2 in response to the Staff’s comment.

Brooklyn ImmunoTherapeutics LLC Financial Statements

Note 4. Business Combination, page F-56

11.	We note your response to prior comment 30. Please revise this filing to add a qualitative description of the factors that make up the goodwill recognized in this business combination in accordance with ASC 805-30-50-1(a)

Response: Information as to the factors that make up the goodwill recognized in the business combination has been added to the text of Note 4 on page F-56 of Amendment No. 2.

Note 11. Commitments and Contingencies

Royalty Agreements, page F-59

12.	Please reconcile the disclosure of the royalty rate owed to certain noteholders and shareholders of IRX in this note and on page F-75 (7%) with that provided on page F-73 (13%). Also, we do not see where you have disclosed in this note and on page F-75, the May 1, 2012 royalty agreement with a 1% royalty rate that you disclose on page 177.

Response: Changes to the disclosure have been made on pages F-59, F-73, and F-75 to reconcile the information in those sections with the information on page 177.

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If you have any further comments or questions relating to the foregoing, please do not hesitate to contact the undersigned at (760) 438-7400 or sandra.gurrola@buzztime.com, or Edwin Astudillo of Breakwater Law Group, LLP at (858) 227-6661 or edwin@breakwaterlawgroup.com.

Sincerely,

/s/ Sandra M. Gurrola
Sandra M. Gurrola
Sr. Vice President of Finance
NTN Buzztime, Inc.

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